8-19-2003



03051153



SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2003 WASH. D.C. 181

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 02 2003 DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
|---|
| 8- 43308 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Research Finance Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 Briargrove Ln.
(No. and Street)

Dallas (City) TX (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lawrence 972 407 9399
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd Suite 300 FtWorth TX 76109
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 20 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alan Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Research Finance Inc, as of May 23, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


ROBERT HILL QUORTRUP
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
08-19-2004

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

# FIRST RESEARCH FINANCE INCORPORATED

## ANNUAL FINANCIAL REPORT

## MARCH 31, 2003

FIRST RESEARCH FINANCE INCORPORATED
ANNUAL FINANCIAL REPORT
TABLE OF CONTENTS
March 31, 2003

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

## INDEPENDENT AUDITORS' REPORT

Board of Directors
First Research Finance Incorporated

We have audited the accompanying statement of financial condition of First Research Finance Incorporated (the Company) as of March 31, 2003, and the related statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

April 25, 2003

FIRST RESEARCH FINANCE INCORPORATED
Statement of Financial Condition
March 31, 2003

## ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash (note 5) | $ 298 |
| Deposit with clearing organization | 60,018 |
| Receivables from clearing organization (note 5) | 17,853 |
| Federal income tax receivable (note 6) | 11,791 |
| Other receivables | 1,994 |
| Investments (notes 3 and 5) | 20,199 |
| Deferred tax asset (note 3) | 510 |
| Total assets | $ 112,663 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Commissions and other payables (note 7) | $ 26,038 |
| Payroll and related payables (note 7) | 7,161 |
| Total current liabilities | 33,199 |
| Advance from stockholder (notes 4 and 7) | 10,000 |
| Total liabilities | 43,199 |
| Commitments and contingencies (notes 7 and 8) | 10,000 |
| Stockholder's equity: | |
| Common stock, $.001 par value 3,000 shares authorized, 997 shares issued and outstanding | 1 |
| Additional paid-in capital | 15,444 |
| Accumulated other comprehensive loss (note 3) | (2,888) |
| Retained earnings | 46,907 |
| Total stockholder's equity | 59,464 |
| Total liabilities and stockholder's equity | $ 112,663 |

The accompanying notes are an integral part of these financial statements.

## FIRST RESEARCH FINANCE INCORPORATED
## Statement of Operations and Comprehensive Loss
## For the Year Ended March 31, 2003

| | |
|---|---|
| Revenue: | |
| Commissions | $ 648,644 |
| Miscellaneous | 38,983 |
| Interest | 1,154 |
| | 688,781 |
| Expenses: | |
| Commissions (note 7) | 471,555 |
| Clearing charges | 184,745 |
| NASD regulatory costs | 12,395 |
| Payroll expenses (note 7) | 28,218 |
| Settlement expense (note 8) | 10,000 |
| Other operating expenses (notes 4 and 7) | 60,974 |
| | 767,887 |
| Realized gain on sale of stock (note 3) | 122 |
| Loss before income tax provision and other comprehensive loss | (78,984) |
| Income tax provision (note 6) | 11,791 |
| Net loss before other comprehensive loss | (67,193) |
| Other comprehensive loss - Unrealized holding loss on securities, net of deferred taxes (note 3) | (4,539) |
| Total comprehensive loss | $ (71,732) |

The accompanying notes are an integral part of these financial statements.

## FIRST RESEARCH FINANCE INCORPORATED
### Statement of Changes in Stockholder's Equity
### For the Year Ended March 31, 2003

| | Common Shares Outstanding | Common Shares Amount | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| Balance, April 1, 2002 | 997 | $ 1 | $ 15,444 | $ 1,651 | $ 114,100 | $ 131,196 |
| Net loss | - | - | - | - | (67,193) | (67,193) |
| Other Comprehensive Loss: Unrealized holding loss on securities (note 3) | - | - | - | (4,539) | - | (4,539) |
| Balance, March 31, 2003 | 997 | $ 1 | $ 15,444 | $ (2,888) | $ 46,907 | $ 59,464 |

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Cash Flows
For the Year Ended March 31, 2003

| | |
|---|---|
| Reconciliation of net loss before other comprehensive loss to net cash used by operating activities: | |
| Net loss before other comprehensive loss | $ (67,193) |
| Realized gain on investment | (122) |
| Adjustments: | |
| Increase in receivable from clearing organization | (12,700) |
| Increase in other receivables | (1,959) |
| Increase in Federal income tax receivable | (11,791) |
| Increase in commissions and other payables | 1,981 |
| Increase in payroll and related payables | 7,161 |
| Decrease in Federal income tax payable | (1,406) |
| Increase in commitments and contingencies | 10,000 |
| Net cash used by operating activities | (76,029) |
| Cash flows from investing activities: | |
| Increase in clearing deposits | (48,608) |
| Proceeds from sale of investment | 10,408 |
| Net cash used by investing activities | (38,200) |
| Cash flows from financing activities | - |
| Net decrease in cash and cash equivalents | (114,229) |
| Cash and cash equivalents, April 1, 2002 | 114,527 |
| Cash and cash equivalents, March 31, 2003 | $ 298 |
| Supplemental Disclosures: | |
| Cash paid during the year for interest | $ 1,651 |
| Cash paid during the year for income taxes | $ - |

The accompanying notes are an integral part of these financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on September 18, 1990, and is registered as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer.

(b) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain ratios.

(c) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(d) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.



(Continued)

FIRST RESEARCH FINANCE INCORPORATED
Notes to Financial Statements
For the Year Ended March 31, 2003

## (3) Investments

Investments are composed of the following at March 31, 2003:

| | Cost | Market |
|---|---|---|
| Corporate securities: | | |
| American Greetings, Inc. | $ 9,551 | $ 5,239 |
| Berkshire Hathaway, Inc. | 14,045 | 14,959 |
| | $ 23,596 | $ 20,198 |

The Company's investments were classified as available-for-sale.

During the year, the Company sold its investment in Federal National Mortgage Association. At the time of sale, the investment's cost and market value were $10,286 and $10,408, respectively. The Company previously recorded unrealized gains of $1,695 on the investment. At the date of the sale, a realized gain in the amount of $122 was recorded.

A reconciliation of the change in market value of the marketable securities for the year ended March 31, 2003 is as follows:

| | |
|---|---|
| Market value at April 1, 2002 | $ 35,825 |
| Cost at April 1, 2002 | 33,883 |
| Unrealized appreciation at April 1, 2002 | 1,942 |
| Previous unrealized appreciation of Federal National Mortgage Association | (1,695) |
| Unrealized devaluation in the year ended March 31, 2003 | (3,645) |
| Unrealized devaluation at March 31, 2003 | $ (3,398) |

The unrealized gain or loss is recorded as other comprehensive income or loss, net of deferred taxes, in the accompanying financial statements.

The presentation in the accompanying financial statements is as follows:

| | |
|---|---|
| Stockholder's equity: | |
| Accumulated other comprehensive loss – unrealized holding loss on securities | $ 2,888 |
| Deferred tax asset | 510 |
| | $ 3,398 |

## (4) Subordinated Liabilities

An advance from the stockholder in the amount of $10,000 was received in a prior year, in exchange for a subordinated loan agreement. The entire principal balance of $10,000 is due June 1, 2004. Interest at a rate of 18% per annum is accrued on a monthly basis. Interest expense of $1,651 related to the loan is recorded as a component of other operating expenses in the accompanying financial statements. See also note 7.



(Continued)

(5) Concentration of Credit and Market Risk

The Company is a securities broker with offices in Dallas, Texas and executes stock transactions through SWS Securities, Inc. and Computer Clearing Services, Inc. All receivables relating to such transactions are due from the above noted entities.

Concentrations of market risk consist of cash and investments. The Company places its cash with quality financial institutions, and by policy, limits the amount of exposure to any one financial institution. The Company has investments, which are subject to changes in market value.

(6) Income Taxes

The provision for Federal income taxes is as follows:

| | |
|---|---|
| Current benefit | $ 11,791 |

During the current year, the Company incurred net operating losses and accordingly, has a net operating loss carryback that resulted in a refund due of previously paid tax in the amount of $11,791.

The current computed net operating loss carryback approximated an effective tax rate of 15%. There was no significant deferred tax expense or benefit in the year ended March 31, 2003; see however, note 3.

(7) Related Party Transactions

Included in payables at March 31, 2003 is approximately $7,000 due to the Company's sole stockholder for commissions and salary, and $450 in interest relating to the $10,000 advance from the stockholder. During the year, the sole shareholder was paid commissions and salary totaling approximately $68,000. These amounts are included as components of commissions and payroll expenses in the accompanying financial statements.

In addition, the Company has signed an agreement with the stockholder for the use of office space. The agreement requires the Company to pay only the property taxes on the related property, which were approximately $8,500 in the year ended March 31, 2003. The amounts are included as a component of other operating expenses in the accompanying financial statements.

An individual that provides accounting services to the Company was appointed as an officer of the Company in the current year. The individual was paid $6,000 in accounting services during the year. The amount is included as a component of other operating expenses in the accompanying financial statements.



(Continued)

(8) Litigation

The Company entered into litigation with a former client of one of the Company's former brokers. The claimant alleges the Company breached its fiduciary duty to provide safe and secure investments. As a result, the claimant has alleged suffering and damages in the amount of approximately $349,000. Management believes the Company complied with all regulatory requirements, providing safe and secure investments to the claimant. As such, management believes they would prevail against the claimant; however, in an effort to prevent further attorney, expert witness and arbitration fees, the Company entered into proceedings to settle the litigation in 2003. The Company's attorney and management believe a settlement in the amount of $10,000 is probable; accordingly, an accrual for potential loss relating to this matter was reported in the accompanying financial statements.

**Supplemental Information**

**Pursuant to Rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and For the Year Ended**

**March 31, 2003**

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2003

Computation of Net Capital

| | |
|---|---|
| Total stockholder's equity | $ 59,464 |
| Liabilities subordinated to claims of general creditors | 10,000 |
| | 69,464 |
| Non-allowable assets | (1,994) |
| Haircuts | (3,036) |
| Net allowable capital | $ 64,434 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required | $ 2,881 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 59,434 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total aggregate indebtedness | $ 43,199 |
| Percentage of aggregate indebtedness to allowable net capital | 67% |



(Continued)

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2003

## Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are SWS Securities, Inc. and Computer Clearing Services, Inc.

## Statement of Changes in Liabilities Subordinated to Claims of General Creditors

| | |
|---|---|
| Balance of such claims April 1, 2002 | $ 10,000 |
| Additions | - |
| Reductions | - |
| Balance of such claims at March 31, 2003 | $ 10,000 |

See footnote 4 to the accompanying financial statements.

## Reconciliation of the Computation of Net Capital Under Rule 15c3-1

| | |
|---|---|
| Net allowable capital, per unaudited FOCUS report | $ 62,133 |
| Audit adjustments | 2,301 |
| Net allowable capital, per audited financial statements | $ 64,434 |

# INDEPENDENT AUDITORS'

# REPORT ON

# INTERNAL ACCOUNTING CONTROL

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
First Research Finance Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of First Research Finance Incorporated (the Company), for the year ended March 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



April 25, 2003